SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Airlines renews IOSA international certification
until 2014

IATA acknowledges our continuous commitment in terms of operational safety

São Paulo, February 15th, 2012 - (BM&FBOVESPA: TAMM4/NYSE: TAM) - TAM Airlines (TAM Linhas Aéreas) and TAM Airlines (formerly TAM Mercosur), the latter headquartered in Asuncion, Paraguay, obtained the renewal of their IOSA (IATA Operational Safety Audit) registration until January, 2014.

IOSA registration renewal was granted after an audit performed by ARGUS PROS, an independent organization accredited by IATA (International Air Transport Association).  The process involved different areas of both companies, which have met approximately 950 requirements related to safety in operations.

Launched by IATA in 2003, the IOSA Program is a worldwide reference for operational safety management in civil aviation, for evaluation of processes related to flight operations, management system, operational shipment, airports, maintenance, cargos, ramp, operational safety and training of all areas involved in the operations. TAM is IOSA certified since January 2007, and such certification has been ratified by IATA in 2008, 2010 and again, now, in 2012.

Produced in a standardized and consistent fashion, IOSA reports are accepted by the main aeronautical authorities in the world and by international air companies, in codeshare agreements, releasing overlapping audits of the same nature, at each new partnership established.

Renewal of TAM Airlines (TAM Linhas Aéreas) and TAM Airlines (formerly TAM Mercosur) registrations are published in the official site of IATA (www.iata.org/registry).

Operational safety

Safety in operations is a priority for TAM and, for the company, this is a culture that must contemplate all areas. With such comprehensive view, the company has developed an integrated system of safety management, called SMS (Safety Management System).

This program stores risk mappings of all the company, in different fronts (Operational Safety, Occupational Safety, Health & Environment, Corporate Safety, among others), identifying flaws (using a matrix recommended by ICAO — International Civil Aviation Organization), defining goals and significantly contributing to increase the safety, for the whole operation.

Additionally, the company strictly follows the rules and standards established by the aeronautic authorities in Brazil, the United States and Europe, besides international organizations, such as ICAO. It is also affiliated to the most important flight safety agencies of civil aviation, worldwide, including FSF (Flight Safety Foundation), the largest non-governmental organization in the world.

The company also has active participation in IATA’s Regional Flight Safety Committee (RCG)  for Americas – Caribbean, and is an effective member of the United Kingdom Flight Safety Committee (UKFSC), an association of entities and professionals dedicated to the improvement of flight safety in commercial aviation, in the United Kingdom.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director )

Jorge Bonduki Helito (IR)

Suzana Michelin Ramos (IR)

Marina Silva Rey Guzman (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.0% in December; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.9% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 1859countries.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. Thes estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.